Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

August 28, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: EquityPoint, LLC Fund I Series
Form 1-A, filed August 11, 2008
File No. 24-10220

Dear Ms. Reilly,

Please find attached an updated original as well as six additional copies of the revised
Equity Point Form 1-A as per your request. Thank you for your assistance.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management

du/JIS